W. SCOTT LAWLER
                                 ATTORNEY AT LAW

                        3550 N. CENTRAL AVE., SUITE 1025
                                PHOENIX, AZ 85012
                             TELEPHONE: 602-466-3666

W. SCOTT LAWLER, ESQ. ADMITTED IN ARIZONA AND CALIFORNIA

                                                                October 14, 2011

Ms. Pamela Long - Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

  Re: Explore Anywhere Holding Corp. (the "Company")
      Amendment No. 5 to Form 8-K
      Filed July 19, 2011
      Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010 Filed June 22, 2011
      Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed July 1, 2011
      File No. 001-33933

Dear Ms. Long:

The Company is in receipt of your comment letter dated August 4, 2011 regarding the Company's filings referenced above. The Company intends to file on October 17 or October 18, 2011, Amendment No. 6 to its Form 8-K dated February 4, 2011 and Amendments No. 2 to its Form 10-K for the period ended December 31, 2010, and Form 10-Q for the period ended March 31, 2011, which reflect the Company's responses to your comment letter as set forth herein.

Below are the comments from your comment letter regarding the aforementioned Forms 8-K, 10-K and 10-Q, each followed by the Company's responses thereto.

                           AMENDMENT NO. 5 TO FORM 8-K

GENERAL
COMMENT #1

We note your response to comment one of our letter dated April 18, 2011; however, it appear to us that you have not addressed whether you believe ExploreAnywhere, Inc. is a "predecessor". Based on information included in your filings, it appears to us that it is. Please be advised that in future exchange
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act reports, financial information for you and your predecessor is required for all periods prior to the acquisition, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for a registrant and its predecessor should collectively be "as of" all dates and "for" all periods required by Article 8 of Regulation S-X. The interim period of a predecessor, prior to its acquisition by the registrant (in this case, the period from January 1, 2011 to February 4, 2011), will be required to be audited when audited financial statements for the period after acquisition are presented (in your Form 10-K for the year ended December 31, 2011). Please confirm your understanding of these requirements and ensure that your future exchange act reports include all required financial information for you and your predecessor.

RESPONSE TO COMMENT #1

ExploreAnywhere Inc is a predecessor of ExploreAnywhere Holding. The Company hereby confirms that it understands the requirements of Article 8 of Regulation S-X and the Company will ensure that its future Exchange Act reports will include all required financial information for Explore Anywhere Holding Corporation and Explore Anywhere, Inc.

COMMENT #2

Please include Tandy language in your next response letter.

RESPONSE TO COMMENT #2

The Company is responsible for the adequacy and accuracy of all of its filings with the Securities and Exchange Commission (the "SEC"). SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing. The Company represents that it will not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

EXECUTIVE COMPENSATION

COMMENT #3

We note your response to comment 8 of our letter dated April 18, 2011. Please provide narrative disclosure to summary compensation table pursuant to Item 402(o) of Regulation S-K explaining the fees mentioned in the footnote to the table.

RESPONSE TO COMMENT #3

The Company will provide the narrative disclosure noted in Comment #3 in the next amendment to its Form 8-K.

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COMMENT #4

We note the addition of information regarding Boyd and Christina Applegate in the Summary Compensation Table but no additional disclosure in the Executive Officers and Directors section. Please provide the information and also explain the notation to footnote 2 in the table. Additionally, depending on when these individual held their positions, you may need to amend your annual report and certifications accordingly.

RESPONSE TO COMMENT #4

Boyd and Christina Applegate resigned as officers and directors of the Company in March 2010. Therefore, the Company believes that no information regarding the Applegates as Executive Officers and Directors is required. The Applegates were added to the Summary Compensation Table because they held such positions during the period covered by such table.

PRO FORMA FINANCIAL STATEMENTS

COMMENT #5

We note your response to comment nine of our letter dated April 18, 2011. Please revise your pro forma financial statements to: correct the pro forma balance sheet to reflect the write-off of goodwill since it appears to us that this amount is more akin to in-process R&D, correct the pro forma statement of operations so that amounts related to Explore Anywhere, Inc. agree to amounts in their historical financial statements; and correct the shares used to compute earnings per share in the pro forma statement of operations based on the share structure after the acquisition

RESPONSE TO COMMENT #5

 The Company has revised its pro forma financial statements as noted in Comment #5 and will attach such revised financials to Amendment No. 6 to its Form 8-K.

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

ITEM 1A. RISK FACTORS, PAGE 7

COMMENT #6

We note your response to comment 12 of our letter dated April 18, 2011. Please revise to comply with this comment in your next amendment.

RESPONSE TO COMMENT #6

The Company has revised its Form 10-K by providing a risk factor related to the going concern comment from its auditors.

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ITEM 9A. CONTROLS AND PROCEDURES, PAGE 18
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 18

COMMENT #7

We note disclosure that your management, with the participation of your president evaluated the effectiveness of your internal control over financial reporting. Please revise to state, if true, that your principal financial officer also evaluated the effectiveness of your internal control over financial reporting. See Rule 13a-15(d) of the Securities Exchange Act of 1934

RESPONSE TO COMMENT #7

The Company has added the disclosure noted in Comment #7.

COMMENT #8

We note your response to comment 14 of our letter dated April 18, 2011. You stated in your response letter that the company will state that its controls and procedures were not effective. However, this amendment now says that your disclosure controls and procedures and you internal controls over financial reporting are effective. Please advise us as to the inconsistency of amendment no. 1 to Form 10-K and the company's response letter dated May 16, 2011 and accurately disclose your effectiveness conclusions, material weaknesses, and any remediation of these weaknesses.

RESPONSE TO COMMENT #8

Upon further review of this item by the Company's Chief Financial Officer in connection with the SEC's comment letter, it was determined that the Company's disclosure controls and procedures and its internal controls over financial reporting were both effective, despite the Company's prior statement that its controls were not effective.

Signatures

COMMENT #9

We note your response to comment 17 of our letter dated April 18, 2011. We reissue this comment. We note that you included the signatures of the principal financial officer and principal officer in the first signature section. Please revise the have these officers sign in the second signature section "on behalf of the registrant."

RESPONSE TO COMMENT #9

The Company has made the revision to its Form 10-K noted in Comment #9. Certifications, Exhibits 31.1 and 31.2

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COMMENT #10

We note your response to comment 18 of our letter dated April 18, 2011. We reissue this comment. We note that the certification is not drafted exactly as set forth in Item 601(b)(31) of Regulation S-K. Please note that the current certifications for the annual report on Form 10-K refer to a "quarterly" report, the definition of disclosure controls and procedures in section 4 is incorrect, the language regarding internal control over financial reporting is missing and other language is changed. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2010 that includes a new, corrected certification that is exactly as set forth in Item 601(b)(31) of Regulation S-K.

RESPONSE TO COMMENT #10

The Company has made the revision to its Form 10-K noted in Comment #10.

CERTIFICATIONS, EXHIBITS 32.1 AND 32.2

COMMENT #11

We note that the company's name is spelled incorrectly. Please amend to include the correct spelling of the company's name.

RESPONSE TO COMMENT #11

The Company has made the revision to its Form 10-K noted in Comment #11.

        AMENDMENT NO. 1 TO FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

CERTIFICATIONS, EXHIBITS 31.1 AND 31.2

COMMENT #12

We note that the certifications do not contain all of the provisions exactly as set forth in Item 601(b)(31) of Regulation S-K. Please note that the current certifications for the quarterly report of Form 10-Q refer to and "annual" report, the definition of disclosure controls and procedures in section 4 is incorrect, the language regarding internal control over financial reporting is missing and other language is changed. Please file an amendment to the Form 10-Q for the fiscal year ended March 31, 2011 that includes a new, corrected certification that is exactly as set forth in Item 601(b)(31) of Regulation S-K.

RESPONSE TO COMMENT #12

The Company has made the revision to its Form 10-K noted in Comment #12.

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CERTIFICATIONS, EXHIBITS 32.1 AND 32.2

COMMENT #13

We note that the company's name is spelled incorrectly. Please amend to include the correct spelling of the company's name.

RESPONSE TO COMMENT #13

The Company has made the revision to its Form 10-K noted in Comment #13.

Sincerely,


/s/ W. SCOTT LAWLER
--------------------------------
W. Scott Lawler, Esq.